Exhibit 99.1

HUB Secures Prestigious Position as Prime Vendor in Major Deal with Top-Tier Israeli Defense Contractor for Advanced Real-Time Battle Computing Solutions

The joint solutions will be used in a wide range of real-time battle computing on-ground military systems

Tel-Aviv Israel, December 15, 2023 /PRNewswire/ - HUB Cyber Security Ltd (Nasdaq: HUBC), a developer of Confidential Computing cybersecurity solutions and services (“HUB Security” or the “Company”), announces today a key collaboration agreement with one of Israel’s top-three military contractors.

According to the agreement, HUB will provide Confidential Computing and ancillary cybersecurity services to joint solutions to be used in a wide range of on-ground applications. Within the collaboration, HUB’s technology aims to secure all mission-critical information being processed in real-time by combat computers. HUB Cyber Security’s CEO, Noah Hershcoviz, stated: “This sensitive deal emphasizes our ongoing dedication to providing secure warfare solutions, now more than ever, amidst the Israeli war. The collaboration with a leading defense vendor signifies a crucial step in their mission to offer advanced security solutions and indicates the company’s growing influence in the field of cybersecurity and military defense.”

For further information or inquiries, please contact: info@hubsecurity.com

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB Security”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023 and the potential expansion of hostilities to other fronts may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings that may be instituted against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards; (vi) the risk that the consummation of the business combination in February 2023 will disrupt HUB Security’s operations and future plans; (vii) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (viii) limited liquidity and trading of HUB Security’s securities; (ix) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (x) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (xi) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 15, 2023.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.